                     Filed by CBOT Holdings, Inc.
                     Subject Company--CBOT Holdings, Inc.
                     Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

The following letter was distributed to CBOT members and made available on the CBOT's intranet site, MemberNet, on August 9, 2002.

August 9, 2002

Dear Members:

Yesterday, the Court granted summary judgment in favor of the defendants, CBOT Full Members, ending the lawsuit filed in Circuit Court in August 2000 by certain Associate Members and membership interest holders in connection with the proposed allocation of shares in a restructured Chicago Board of Trade.

After an exhaustive analysis of the facts, the Court held that CBOT Full Members do not owe fiduciary duties to Associate Members and membership interest holders. The Court also held that there was absolutely no evidence that CBOT Full Members influenced the Independent Allocation Committee of the Board of Directors or its recommendation.

Since the outset of this litigation, we have been confident that the Court would ultimately hold that the 1,402 CBOT Full Members do not owe fiduciary duties to other members. The decision removes one of the last impediments to going forward with our restructuring transactions. We will keep you informed of future developments as we move forward. A copy of the Court's decision will be available shortly, and can be obtained by contacting the Legal Department at 312-435-3613.


Sincerely,

/s/ Nickolas J. Neubauer

Nickolas J. Neubauer

While CBOT Holdings, Inc. ("CBOT Holdings") has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. ("CBOT"), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                  *  *  *  *

The following document was made available to CBOT members on August 13, 2002 via the CBOT's intranet site, MemberNet.

                                                                     1



          1      STATE OF ILLINOIS )
                                   ) SS.
          2      COUNTY OF C O O K )

          3                 IN THE CIRCUIT COURT OF COOK COUNTY
                            COUNTY DEPARTMENT - CHANCERY DIVISION
          4
                 TIMOTHY FELDHEIM, STEVE FANADY,     )
          5      LEONARD GOLDSTEIN, RICK OLSWANGER,  )
                 DAVE BARTELSTEIN, JOHN ZAWASKI,     )
          6      VIRGINIA MCGATHEY, AND              )
                 JOHN SCHMIDT,                       )
          7                                          )
                 ON BEHALF OF THEMSELVES AND         )
          8      ALL OTHERS SIMILARLY SITUATED,      )
                                                     )
          9               PLAINTIFFS,                )
                                                     )
         10              vs.                         ) No. 00 CH 11791
                                                     )
         11      FRANK L. SIMS, MICHAEL B. ALEXANDER,)
                 JERRY R. STEINBORN, TRUIT E. TROGDON)
         12      AND BURNELL D. KRAFT,               )
                                                     )
         13      ON BEHALF OF THEMSELVES AND         )
                 ALL OTHERS SIMILARLY SITUATED,      )
         14      AND THE CHICAGO BOARD OF TRADE,     )
                                                     )
         15                 DEFENDANTS.              )

         16

         17                 REPORT OF PROCEEDINGS at the hearing

         18      of the above-entitled cause before the Honorable

         19      PATRICK E. McGANN, Judge of the said Court, taken

         20      before Margaret M. Kruse, Certified Shorthand

         21      Reporter and Notary Public, at Suite 2508, Daley

         22      Center, on the 8th day of August A.D., 2002,

         23      commencing at 2:00 p.m.

          1      A P P E A R A N C E S:

          2            SACHNOFF & WEAVER, LTD., By
                       MR. BARRY S. ROSEN
          3            MR. MICHAEL D. RICHMAN
                       30 South Wacker Drive, Suite 2900
          4            Chicago, Illinois  60606-7484
                       (312) 207-1000
          5
                           appeared on behalf of Plaintiffs;
          6
                       KIRKLAND & ELLIS, By
          7            MR. GARRETT B. JOHNSON
                       MS. DONNA M. WELCH
          8            200 East Randolph Drive, Suite 5400
                       Chicago, Illinois  60601
          9            (312) 861-2000

         10               appeared on behalf of Defendants.

         11

         12

         13

         14

         15

         16

         17

         18

         19

         20

         21

         22

          1               THE CLERK:  Feldheim vs. Sims.

          2               THE COURT:  Good afternoon, everyone.

          3               First of all, I want to apologize for any

          4      inconvenience I caused by not being prepared to

          5      announce my decision yesterday.

          6               Summary judgment motions permit the trial

          7      court to determine whether any genuine issue of

          8      material fact exists in the action, and if not, to

          9      provide an expedient means of resolution.  Greenberg

         10      vs. Orthosport, 282 Ill.App.3d, page 830.  The

         11      underlying policy is to facilitate litigation, to

         12      avoid congestion of trial calendars, and to reduce

         13      unnecessary trials.  Brown vs. Murphy, 278 Ill.App.3d

         14      981.  The court's task on such a motion is only to

         15      determine whether there is a genuine issue of fact

         16      and not to resolve a disputed factual question.

         17      Hanson vs. Demarakis, 259 Ill.App.3d 166.

         18               Summary judgment is appropriate only when

         19      there is no genuine issue of fact and the movant is

         20      entitled to judgment as a matter of law.  Groce vs.

         21      South Chicago Community Hospital, 282 Ill.App.3d

         22      1004.  To aid in this determination, the trial court

         23      must consider the affidavits, depositions,

         24      admissions, exhibits and pleadings on file and

          1      construe them strictly against the movant and

          2      liberally in favor of the nonmovant.  Douglass vs.

          3      Dolan, 675 N.E.2d 1012.  Documents submitted in

          4      response to the motion by a nonmovant must be

          5      construed liberally in their favor, while documents

          6      submitted by the movant in support of summary

          7      judgment must be construed strictly against the

          8      movant.  Zoeller vs. Augustine, 271 Ill.App.3d, 370.

          9               Although a plaintiff is not required to

         10      prove his or her case at the summary judgment stage,

         11      he or she must present some evidentiary facts to

         12      support the element of their claim.  Davis vs. John

         13      Crane, Inc., 261 Ill.App.3d 419.  The opponent cannot

         14      simply rely upon their complaint or answer to raise

         15      an issue of fact when the movant has supplied facts

         16      which, if not contradicted, entitle them to judgment

         17      as a matter of law.  Jackson Jordan, Inc. vs.

         18      Letydig, Voit & Mayer, 158 Ill.2d 240.

         19               Our Supreme Court has warned that while the

         20      use of summary judgment procedure is to be encouraged

         21      in the interest of the prompt disposition of

         22      lawsuits, they are a drastic measure.  Consequently,

         23      trial courts should grant such judgment only when the

         24      movant's right to judgment is clear and free from

          1      doubt, again citing the Greenberg vs. Orthosport

          2      case.

          3               Summary judgment is a remedy that must be

          4      awarded with caution in order to avoid preempting a

          5      litigant's right to trial or his right to fully

          6      present the factual basis of a case where a material

          7      dispute may exist.  Cozzi vs. North Palos Elementary

          8      School District 117, 232 Ill.App.3d 379.

          9               A triable issue precludes summary judgment

         10      where the material facts are disputed or where the

         11      material facts being undisputed, reasonable persons

         12      might draw different inferences from the undisputed

         13      facts.  Espinoza vs. Elgin Joliet & Eastern Railway

         14      Company, 165 Ill.2d 107.  In construing a motion for

         15      summary judgment, the trial court may draw inferences

         16      from the undisputed facts.  If reasonable people

         17      could draw divergent inferences, the issues should be

         18      decided by the trier of fact and the motion should be

         19      denied.  Dowd & Dowd vs. Gleason, 284 Ill.App.3d 915.

         20      And I would recognize on different grounds that case

         21      was reversed by the Illinois Supreme Court

         22      subsequently.  Where doubt exists as to the right to

         23      summary judgment, the wiser judicial policy is to

         24      permit resolution of the dispute by trial, citing

          1      again the Jackson Jordan case at page 249.

          2               The first observation that I believe is

          3      important and necessary is the context of this

          4      litigation.  It is a class action.  Pursuant to 735

          5      Illinois Compiled Statutes 5/8-101, et seq, a class

          6      action affords the court with a procedural device to

          7      efficiently adjudicate claims involving common

          8      questions of law or fact.

          9               It envisions from its historical roots

         10      controversies involving either or both plaintiffs and

         11      defendants too numerous to practically join in one

         12      proceeding.  It confers no additional rights on any

         13      party nor does it ascribe any unity of purpose or

         14      action as a result of mere membership in the

         15      representative class.  The only commonality is the

         16      mutual interest in the determination of the legal

         17      and/or factual issues that will resolve the

         18      controversy between the plaintiffs and defendants who

         19      make up the respective classes in this case.

         20               The controversy herein surrounds the

         21      allocation of equity among members of the Chicago

         22      Board of Trade as they progress to a new era in their

         23      history.  A decision, as one witness noted during his

         24      deposition, the most important thing to happen at the

          1      Board in 100 years.  While Mr. Rosenthal and others

          2      would certainly disagree with that assessment and

          3      point to the expansion of the markets and adding of

          4      members as a more significant development in the

          5      advancement of the Exchange, this question of fact is

          6      not material to the issue before the Court.

          7               The parties have developed and I find the

          8      following undisputed facts:

          9               In 1848, a group of Chicago business leaders

         10      founded the Chicago Board of Trade as an Illinois

         11      charter corporation.  While the number of original

         12      members has never been disclosed in the evidence,

         13      each member had one vote.  This governance forum and

         14      format existed until approximately 1997.

         15               The parties discussed in great detail what

         16      the Board of Trade actually does.  The Chicago Board

         17      of Trade began as a market to set the price of grain

         18      and other similar commodities.  Persons in the

         19      business of growing, selling, financing,

         20      manufacturing or otherwise bringing these raw

         21      products to the marketplace need a device or system

         22      to transfer the financial risk of their portion of

         23      the enterprise.  This would be done through

         24      broker/agents who would trade various contracts among

          1      themselves for the benefit of their customers.  These

          2      broker/agents became members of the original Chicago

          3      Board of Trade.

          4               Originally, the members paid the cost of

          5      establishing the marketplace for their activity.

          6      They purchased or leased a facility to conduct their

          7      business, employed persons to record their activities

          8      and transactions.  In other words, they paid to

          9      provide all of the support necessary to carry on

         10      their activity as traders.  This created a fairness

         11      and accountability in the market, as well as

         12      confidence in those people who came to the market to

         13      engage in spreading the risk.

         14               These members, by law, received no

         15      distribution of the profits of the charter

         16      corporation, but they did receive the most important

         17      benefit of their membership, the right to trade in

         18      the open outcry pits of the Chicago Board of Trade,

         19      in other words, the right to earn an income.  Here

         20      they were free to use all of their skills to maximize

         21      and retain all profits from their trading.

         22               As the years went by, other exchanges

         23      opened, the government changed or expanded the rules

         24      concerning the types of commodities that could be

          1      traded at such exchanges.  The institution also

          2      changed.  It moved into a large downtown skyscraper

          3      in 1930 and purchased significant interests in real

          4      estate.  It expanded its facilities to accommodate

          5      these newly deregulated products and markets.  It

          6      expanded and modernized the marketplace.  It adapted

          7      to the new technology by creating an options exchange

          8      permitting overnight electronic trading and other

          9      changes to increase the viability of the Chicago

         10      Board of Trade.

         11               As it evolved through the period of the late

         12      '70s, there were at that time 1402 full members.

         13      Their leadership realized that they would have to

         14      attract additional traders in order to create a

         15      market for the new products that were coming on line.

         16      While many of the members had an interest in these

         17      new initiatives, it was generally understood and

         18      agreed there were insufficient members to make a

         19      viable market for all of the new products and to

         20      attract and maintain the customers who were seeking a

         21      large marketplace for the various commodities and

         22      interest that they wished to trade in or had interest

         23      in.  Thus the Board decided and agreed to create

         24      additional memberships.

          1               Here a question of fact exists.  Some

          2      current or former members, for example Mr. Rosenthal,

          3      believed these changes added value to the Exchange by

          4      increasing the volume of trades.  While others, and I

          5      would point to Messrs. Odom and Neubauer, disagreed.

          6      This dispute again, I believe, is not material to the

          7      issues before this court.

          8               The first group was the financial instrument

          9      membership group.  There were 100 of these created in

         10      1977.  In 1979 this group became what is now known as

         11      the associate members.  During this process, the

         12      members each retained one vote per membership, the

         13      full members did, and granted one-sixth vote as well

         14      as one-sixth of one interest in any liquidation of

         15      the Board of Trade assets.  This was done as was the

         16      future to make these individuals owners of the Board

         17      and to avoid any income tax consequences to the Board

         18      from selling these memberships.

         19               Each financial interest member which

         20      replaced the GNMA licensees received an associate

         21      membership as well as one-fourth of an additional

         22      associate membership in 1979.  Each full member also

         23      received a one-fourth associate membership interest

         24      at that time.

          1               In 1982, the Board of Trade again expanded

          2      its membership by creating the government interest

          3      members, or GIMs, who had no vote but received a

          4      liquidation interest of .111 of a full interest; a

          5      commodity option member, or COM, who received no vote

          6      but a liquidation right of .005 of a full membership;

          7      and an index debt and equity member, or IDEM, who

          8      received the same rights as the COM membership

          9      classification.  These new memberships were

         10      distributed to the full members, each receiving a

         11      one-fourth interest in each category and the

         12      associate members each receiving a half interest in

         13      both the COM and IDEM memberships.

         14               The market then allowed these recipients to

         15      trade their interest, respective interests, in order

         16      to create a full GIM, COM or IDEM membership which

         17      then could be sold or leased.  The memberships also

         18      have different trading rights.  Full members can

         19      trade in any commodity and in any portion of the

         20      Board and have the exercise right to also trade on

         21      the Chicago Board of Options Exchange.  The other

         22      member categories have restricted trading rights.  As

         23      indicated the Chicago Board of Trade corporation

         24      exists to provide a marketplace for its member

          1      traders.  The physical plant, staff and

          2      administration are financed in part by the dues,

          3      transaction fees and various other charges assessed

          4      against the members and those customers who do

          5      business on the Board of Trade.

          6               From time to time, the amount of some of

          7      these charges, with the exception of the current

          8      dues, were higher for member interests other than

          9      full.  There have also been caps on such fees

         10      limiting the liability of the full members while

         11      those caps did not apply to the other membership

         12      categories.

         13               The Board of Trade is governed by a board of

         14      directors elected by the members.  There are 1402

         15      full members, each with one vote.  There are 791

         16      associate members, each with one-sixth of a vote.

         17      Those vote totals aggregate 132.  Thus the total

         18      possible number of votes on any issue is, according

         19      to my math, 1534.  However, when you deduct the

         20      associate memberships that are also owned by full

         21      members, their vote shrinks to 94 votes or, I believe

         22      the parties have indicated, 6 percent of the eligible

         23      votes on any issue.

         24               There is a quorum requirement of 300 votes

          1      before a measure can pass.  Hence, the associate

          2      members can never control an election by the strength

          3      of their sole vote.  In order to effect change, they

          4      must either form a coalition with certain full

          5      members to pass their proposal.

          6               The plaintiffs have indicated that only the

          7      board can decide what issues reach the ballot for

          8      vote by the full members.  That is actually

          9      incorrect.  By rule -- and I want to say Rule 220,

         10      but I don't think it is -- 25 members regardless of

         11      their position can petition the board of directors

         12      for a special meeting to discuss an issue.  If the

         13      board refuses, 100 members can then sign a petition

         14      that calls a special meeting to consider an issue and

         15      require a vote.

         16               The 18-member board consists of full

         17      members, two associate members and outside directors.

         18      The associate member group which can only be two of

         19      the 18 members can also be fulls, thus again further

         20      diluting, the inferences are, the membership and

         21      participation of associates in the decision-making

         22      policies of the Board of Trade.

         23               There is a chair elected by the members who

         24      can only be a full member.  It's who occupies the

          1      chair for two years.  That individual, while a member

          2      of the board, can only vote when there is a tie in

          3      the board determination.  There is a vice chair who

          4      is also required to be a full member.

          5               During the course of discovery, it was

          6      disclosed that full members dominate the executive

          7      committee, which is the most important committee on

          8      the board, the nominating committee, the finance

          9      committee, the strategy committee, the human

         10      resources committee, and the appellate committee.  In

         11      addition, over the years public directors which were

         12      formerly nominated by the president are now nominated

         13      by the full-member dominated nominating committee.

         14               During the period of 1988 to 2002,

         15      89 percent of all committee members were full

         16      members, 89 1/2 of all committee chairs were full

         17      members, 96 percent of all executive committee

         18      members were full members, 100 percent of the

         19      executive committee chairs were full members,

         20      89 percent of all nominating committee members are

         21      full members, 100 percent of the restructuring task

         22      force were full members, and 88 percent of the

         23      restructuring implementation committee were full

         24      members.

          1               As the Board has evolved, there has been a

          2      constant concern for maintaining the market, as I

          3      indicated.  That is why products were introduced and

          4      expanded, new membership interests were created,

          5      overnight trading was instituted.  During this

          6      process, the Board came to the conclusion that its

          7      market was being challenged by technological

          8      advances, and the Board's viability and/or continued

          9      existence depended on changing its corporate format

         10      and having greater access to the equity markets.

         11               Thus in 1999, the then chairman, the

         12      absentminded Mr. Daniel Brennan, created a committee

         13      to study the Board's situation and options.  The

         14      studies resulted in the appointment of an allocation

         15      committee to distribute the Board of Trade assets to

         16      members in a new for-profit Chicago Board of Trade.

         17               This committee in anticipation the Chicago

         18      Board of Trade changed from a charter corporation to

         19      its current status as a Delaware not-for-profit

         20      corporation.  The committee consisted of former

         21      Governor James Thompson, former minority leader

         22      Robert Michael, Mr. Ralph Weems, a Professor Hamada

         23      of the University of Chicago Business School, and

         24      Mr. Flip Filipowski an entrepreneur, who left the

          1      committee shortly after it formed.

          2               This subcommittee engaged William Blair &

          3      Company to analyze the assets of the Board of Trade

          4      and make a recommendation as to its allocation.  The

          5      committee also hired independent counsel from the law

          6      firm of Winston & Strawn to act as its counsel.  The

          7      subcommittee had the power to accept or reject the

          8      allocation and decide whether or not to recommend it

          9      to the full board.  The full board, however, does

         10      have the ultimate power to forward the proposal to

         11      the membership for a vote.

         12               Currently, the recommendation is as follows:

         13      There will be two classes of stock created, class A

         14      and class B.  These will contain trading rights in

         15      one class and equity rights in the other class.

         16      These will be bundled or stapled together so that

         17      control, it is thought, will be maintained by those

         18      who trade on the Board of Trade.  No member's trading

         19      rights will be affected by this distribution.  The

         20      trading rights of the full members, the dissolution

         21      rights of the full members and the profit

         22      distribution of the full members will consist of one

         23      membership interest.

         24               Associate members will increase their voting

          1      strength to one-fifth of a vote per membership.  They

          2      will increase their dissolution rights in a similar

          3      manner.  The GIM interests will receive one-tenth of

          4      a vote per interest and will actually have their

          5      dissolution rights decreased by 1/100th of a point

          6      but receive a greater distribution of the profit.

          7               As I indicated no group as yet has received,

          8      but for a couple of allocations in the 1980s, any

          9      profit from the former charter corporation.

         10               The COM group will receive voting rights,

         11      lesser; they'll be .014 votes per member.  Their

         12      dissolution rights will also increase to the same and

         13      they will have the same interest per membership in

         14      profit distribution.  The IDEM membership will

         15      receive .012 votes.  They have no vote now.  Their

         16      dissolution rights will increase to the same amount

         17      as well as their profit distribution.  I should note,

         18      to make the record clear, that the COMS and IDEMS at

         19      this point both have dissolution rights and profit

         20      distribution rights.

         21               As a result, the voting rights of the

         22      plaintiff class will increase from its current 8.34

         23      percent to 11.9 percent, its dissolution rights and

         24      its profit distribution rights will also increase by

          1      different percentages.  So they both exist to be

          2      11.93 percent, which is an increase over the existing

          3      distribution.

          4               In Weinberger vs. UOP, the Delaware Supreme

          5      Court -- that case was reported at 409 A.2d 1262 --

          6      held that whenever a majority shareholder or group of

          7      shareholders combined to form a majority and

          8      undertakes to exercise an available statutory power

          9      so as to impose the will of the majority upon the

         10      minority, such action gives rise to a fiduciary duty

         11      on the part of the majority shareholder to deal

         12      fairly with the minority whose property interests are

         13      thus controlled by the majority.

         14               Interestingly in that case, the trial judge

         15      dismissed the complaint because the majority

         16      shareholder, Signals, did not vote but structured the

         17      vote so that the cash-out merger was approved by the

         18      minority shareholders who had no duty to the minority

         19      shareholders, other than Signal, which was the

         20      majority shareholder, who the court held had no duty

         21      to the other shareholders.

         22               Of perhaps greater interest is that the

         23      indefatigable Mr. Weinberger pursued his claim and

         24      found out that common directors of Signal, the silent

          1      majority holder who didn't vote, and UOP, common

          2      directors of both corporations that were appointed by

          3      Signal, had failed to disclose that a higher

          4      valuation than the $21 for the stock that was offered

          5      actually had existed and was within the knowledge and

          6      control of the fiduciary directors of UOP.  That was

          7      found to be a breach of fiduciary duty in the later

          8      case of Weinberger vs. UOP at 457 A.2d 701.

          9               The undisputed facts in this case indicate

         10      there is no majority shareholder on the Board of

         11      Trade.  Thus, we must look to the second basis to

         12      determine whether the minority shareholders combined

         13      to form a majority in order to exercise control over

         14      a matter.  This is not a new principle of law.  As we

         15      shall see, it has roots back to the beginning of the

         16      20th century and, in fact, has received much

         17      attention in the 1940s and '50s.  For example, I

         18      would refer you to the article in the 104th volume in

         19      the University of Pennsylvania Law Review at page 75

         20      written by Mr. Leech entitled, "Transactions and

         21      Corporate Control."

         22               Under Delaware law, with the exception of

         23      one decision, the determination of whether a minority

         24      has combined to impose the will on the minority is

          1      transaction based, Kahn vs. Tremont Corporation,

          2      694 A.2d, page 422.  This distinction is sensible

          3      because it is inherently unfair to call upon a

          4      shareholder to defend a transaction they did not

          5      dictate, nor it is appropriate in light of the rule

          6      that a shareholder is free to vote in his or her own

          7      self-interest.

          8               A shareholder only becomes a fiduciary when

          9      the shareholder crosses the line and becomes the

         10      manager by either negotiating or dictating both sides

         11      of the transaction.  I would cite to you the case of

         12      Kahn vs. Lynch Communications at 638 Ill.App.2d 1110.

         13      This, by the way, is that aberrant case which I'll

         14      discuss in a moment.

         15               The fact of control is not sufficient.

         16      Control must be exercised.  That is the holding of

         17      the United States Supreme Court in the case of

         18      Southern Pacific Company vs. Bogert, where

         19      Justice Brandeis wrote the following:

         20               "But the doctrine by which the holders of

         21      the majority of the stock of a corporation who

         22      dominate its affairs are held to act as trustees for

         23      the minority does not rest on such technical

         24      distinction.  It is the fact of control of the common

          1      property held and exercised" -- it is a conjunctive

          2      sentence, it is not disjunctive -- "not the

          3      particular means or manner in which the control is

          4      exercised that creates the fiduciary obligation.

          5      That's at page 492 of 250 U.S.

          6               As I indicated, there are a strong line of

          7      cases which hold under Delaware jurisprudence the

          8      same result.  In Re Wheelabrator Technology, Inc.

          9      Shareholders Litigation, 663 A.2d 1194; Kaplan vs.

         10      Centex, which was cited by the parties at 284 A.2d

         11      119; In Re Sealand Corporation, again cited by the

         12      parties, 1988 Del. Ch. LEXIS 65.

         13               As I indicated, the Kahn vs. Lynch case is

         14      also the only Delaware case that went beyond the

         15      transaction analysis, perhaps, in part, because

         16      Alcatel, the minority shareholder, had such a

         17      pervasive impact on Lynch's managerial decisions.

         18      Prior to the cash-out merger, which is a significant

         19      issue in that many of these cases, if not most of

         20      these fiduciary cases, are based on situations where

         21      there are cash-out or forced mergers of parties,

         22      which is, as we'll see I hope later, a different

         23      situation than we find here.

         24               In fact, prior to the decision on the

          1      cash-out merger, which Alcatel pushed, it fired

          2      trusted managers, it vetoed a merger that the board

          3      felt was in Lynch's best interest, it attempted to

          4      profit by forcing a merger upon Lynch with an

          5      undesirable partner that was affiliated with Alcatel,

          6      and finally, not obtaining its goal, pushed the

          7      cash-out merger, eliminating all the other

          8      shareholders.

          9               In Ivanhoe Partners vs. Newmont Mining

         10      Corporation, at 535 A.2d 1334, the court found no

         11      duty to other shareholders when a minority,

         12      26 percent shareholders, agreed with management to

         13      the sale of assets and declaration of a dividend

         14      based on the proceeds of the sale of those assets in

         15      order to finance the acquisition of other minority

         16      interests to fend off a takeover from a hostile

         17      suitor which was greater than the amount of the value

         18      of the shares currently on the market.

         19               The minority shareholder, Newmont --

         20      actually it wasn't Newmont, I believe it was a gold

         21      company, but the name of it is really irrelevant --

         22      had been a minority shareholder for a period of time

         23      and had a long and friendly relationship with Newmont

         24      where it agreed to stand pat and not to acquire more

          1      than a 33 percent interest in the corporation and

          2      allow it to operate its business without attempting

          3      to take it over.  And once the bid for a greater

          4      value came in, they acted in concert and this

          5      shareholder felt that it was done to breach their

          6      fiduciary duty.  The court recognized that the

          7      continued existence of the corporation was a valid

          8      concern of the board and shareholders and found no

          9      fiduciary duty.

         10               Similarly, in Citron vs. Fairchild Camera

         11      and Instrument Corporation at 569 A.2d page 53, the

         12      same court held that in the absence of some

         13      controlling stock ownership, a plaintiff must show

         14      domination through actual control of corporate

         15      conduct.

         16               There is simply no evidence in the record of

         17      the direct involvement by voting members other than

         18      directors in the allocation process.  In fact, the

         19      deposition testimony of Mr. Lee and Mr. Daniel Stern

         20      best illustrate this point.

         21               The junior Mr. Stern had no real information

         22      about the transaction, he was merely concerned about

         23      his trading rights and maintaining those, while the

         24      senior Mr. Stern felt the proposal was unfair to the

          1      full owners because it reduced his equity in the

          2      Board of Trade.  But feeling this, he took no formal

          3      action.

          4               The evidence is clear that while there may

          5      have been informal discussions, informational

          6      meetings concerning the allocation among or between

          7      the many members of the Board of Trade, the only

          8      input they had was in response to a solicitation by

          9      the allocation committee, and only certain members, a

         10      few members, responded to that invitation.

         11               The Thompson committee was not controlled or

         12      directed by any member.  Now, there is some comment

         13      about testimony from former Governor Thompson where

         14      he indicated that he felt he had no duty specifically

         15      to the minority shareholders.  However, a complete

         16      reading of the transcript of his deposition indicates

         17      that he perceived his duty as a duty directed toward

         18      all members of the Exchange and that it was

         19      inappropriate for him to single out the interest of

         20      any single membership classification.

         21               So there is no evidence that any member had

         22      any participation in the deliberations other than

         23      perhaps as a board member during the board process,

         24      but clearly not through the deliberations of the

          1      allocation committee or its independent counsel or

          2      staff.

          3               In the absence of such evidence, the

          4      plaintiff asserts that the very corporate structure

          5      as contained in its bylaws, rules and regulations and

          6      demonstrated by the historical record, create, in my

          7      terms, a voting agreement by which the full members

          8      combine to exercise the required control over the

          9      affairs of the board.

         10               The plaintiff has cited no case which

         11      supports this position other than Kahn vs. Lynch.

         12      Indeed, other decisions such as In Re Daisymart

         13      Convenient Stores, 1999 West Law 350473, an

         14      unpublished opinion and used by this Court for

         15      illustrative purposes only, not for any standing rule

         16      of law, appeared to recognize this point where it was

         17      clear and undisputed that the defendant shareholder

         18      controlled the destiny of the corporation by its

         19      shear number of votes, but after reaching that

         20      determination continued its analysis of the

         21      transaction that gave rise to the claim to determine

         22      what role that shareholder played in the actual

         23      transaction.

         24               In a decision not cited by the parties but

          1      actually citing to the Southern Pacific vs. Bogert

          2      decision, Gottesman vs. General Motors Corporation,

          3      279 F.Supp. 361 from the Southern District of

          4      New York in 1967, the court, after taking an

          5      interesting tour through the relationship between

          6      DuPont, a 23 percent shareholder in General Motors,

          7      and General Motors, discussing the development of

          8      finishes and fabrics in automobiles, noted the

          9      distinction between a dominant or majority

         10      shareholder who has taken no steps to usurp the

         11      corporate decision-making process and one who does.

         12               In that case, although finding that

         13      DuPont's, because of its holdings, 23 percent,

         14      representation on the board, a guaranteed election of

         15      six members, more than 50-year relationship with

         16      General Motors, including the ability to comment on

         17      prospective presidents of the General Motors

         18      Corporation as to whether or not they would be able

         19      to serve in that position, found that General Motors

         20      clearly had the ability to control the

         21      decision-making process.  But there was no evidence

         22      in any way that control impacted on General Motors'

         23      decision to purchase products from DuPont Corporation

         24      at higher prices that were available on the general

          1      market, thus breaching its fiduciary duty to the

          2      shareholders.

          3               Now, this case was decided in the Southern

          4      District of New York.  DuPont and General Motors were

          5      at that time Delaware corporations.  The judge found

          6      that New York law and Delaware law were exactly the

          7      same and cited to the Southern Pacific case and

          8      emphasized the dual nature of the requirement, not

          9      only the ability to control but the actual exercise

         10      of that control on the transaction in question.

         11      Although many commentators have felt that Kahn vs.

         12      Lynch, or what has become known by them as Lynch I,

         13      is an aberrant decision, it is imperative for this

         14      Court to analyze this matter in light of that ruling.

         15               If there is a question of material fact that

         16      show that the full membership interests have

         17      exercised dominion and control over the affairs of

         18      the Board of Trade, and if so, summary judgment is

         19      inappropriate.  On the other hand, if no such

         20      material question of fact exists, summary judgment is

         21      appropriate.

         22               Moreover, since the Board of Trade is

         23      undergoing what is legally known as an organic

         24      change, the Court must be concerned with whether, as

          1      some commentators indicate, this matter is an

          2      ownership claim issue.  This means does the

          3      transaction relate to the member's role as an owner

          4      and not an owner of his or her share in the

          5      corporation.  That was a concern pointed out by

          6      Bayliss Manning in "Reflections in Practical Tips in

          7      Life the Boardroom" after Van Gorkon, which is found

          8      at 41 Business Law 1, page 5, a 1985 article.

          9               Here it clearly does not involve an

         10      ownership claim, because the ownership interests,

         11      after reorganization, in every member class except

         12      for the full member, will be greater than it was

         13      before.  Every member will retain trading rights.

         14      The future market will determine the value of those

         15      trading rights, and that seems to be the major

         16      concern of the parties.

         17               It must be understood that Delaware law

         18      recognizes that continued corporate existence, in

         19      other words, the continued existence of the Board of

         20      Trade, is a legitimate concern of the board of

         21      directors.  Williams vs. Geier, 671 A.2d 1368.

         22               Now, there has been some reference by the

         23      plaintiffs and in testimony of some witnesses that

         24      this is the ultimate endgame in terms of the Board of

          1      Trade.  I don't know that it is in terms of the

          2      corporate literature on this issue.  It clearly may

          3      become one, as the parties anticipate, but only as a

          4      result of the market.  Nothing that the board is

          5      doing or that the shareholders may or may not approve

          6      will result in the end of any rights that the parties

          7      have.  It may well be that what people predict

          8      becomes true.  On the other hand, the Board's

          9      experience with the financial marketplace and an

         10      unanticipated explosion may also be true.

         11               However, I must embark upon my analysis.  In

         12      order to do so, I must commence by defining the

         13      relationship between the Chicago Board of Trade and

         14      its member interests.  It is a basic tenet of

         15      corporate governance that such relationship is

         16      contractual in nature.  That relationship is defined

         17      by the articles of incorporation and bylaws of the

         18      corporation.

         19               Here, the Chicago Board of Trade has five

         20      separate classes of members, each with defined rights

         21      and equity interests.  No argument has been made or

         22      case or statute cited to stand for the principle that

         23      such a structure is illegal under Delaware law or

         24      that was illegal under any preceding corporate form

          1      or structure under which the Board of Trade operated.

          2      Each interest, whether purchased from the Board or

          3      another holder was done, I presume, with no evidence

          4      to the contrary in the record, with full disclosure

          5      of what was being obtained for the consideration

          6      paid.

          7               A corporation functions in its structure

          8      like a democracy.  Each member is entitled to

          9      exercise what rights they have under the corporate

         10      forum which governs the organization, and they may do

         11      so in their own self-interest.  As corporations act

         12      much like democracies, it is a sine qua non that

         13      politics will intervene.  It is also, in my opinion,

         14      a profound statement to suggest that any proposed

         15      action to gain approval by the shareholders must have

         16      the support of a majority of the voters.  The board

         17      must know this when they make the proposal.

         18               The plaintiff has cited no case nor can the

         19      Court find one that invalidates any otherwise

         20      legitimate corporate action merely because it

         21      benefits a majority of shareholders at the supposed

         22      expense of minority shareholders, or even as in

         23      Williams vs. Geier, which I cited to previously, the

         24      minority shareholders are told at the time of the

          1      vote the issue would probably pass regardless of what

          2      they think because the majority favored the proposal.

          3               The plaintiff points to the extremely

          4      limited input, almost to the exclusion by the

          5      non-full member interest in the board's election, the

          6      election of the chair, the domination of the

          7      committees, the results of elections.  None of these

          8      are alleged to be illegal.  This has gone on for

          9      many, many years.

         10               With respect to Mr. Rosenthal's affidavit,

         11      much of which is nontestimonial in nature, it merely

         12      states the obvious, that because the Board of Trade

         13      exists to facilitate its members' trading rights, the

         14      board's proposals were ratified by a majority of the

         15      voters when they were deemed to be in the best

         16      interest of the voters and rejected when not believed

         17      to be in their interest.  The last election of the

         18      chair of the board proves this.

         19               More importantly, the plaintiffs seek to

         20      impose a duty on members who the evidence shows may

         21      own individually a majority of the votes and may from

         22      time to time vote similarly for the actions of a duly

         23      elected board.

         24               I think I would be remiss in not commenting

          1      on the statement of board member McDowell, who, at

          2      one point of his deposition, I think at page 108,

          3      said that it was not an independent board.  Again, I

          4      believe this statement was taken out of context.

          5      Mr. McDowell was in the midst of describing his

          6      personal view, which I think was rather candid, that

          7      no person, regardless of what occupation or position

          8      they take, enters into that occupation without

          9      preconceived notions, biases, beliefs that he or she

         10      has gained through their life.

         11               I would venture to say that no member of the

         12      judiciary, including myself, would not suffer from

         13      those same infirmities at the time they assumed the

         14      position of public trust that they have.  I know I

         15      have.  I think the challenge to the individual and

         16      what Mr. McDowell was attempting to say is to

         17      acknowledge that you have those infirmities and

         18      understand the role you are called upon to play and

         19      do your utmost to make the decision that is fair and

         20      just and to acknowledge and disregard any input that

         21      those predilections or preconceptions may have on

         22      you.  I think that in that way, and that is the only

         23      inference that can be taken from what he said.

         24               Delaware law, I believe, wisely holds there

          1      must be some evidence that in addition to being in

          2      the majority, the minority exercises control over the

          3      transaction, or in accordance with Kahn vs. Lynch

          4      Communications, they exercise control over the

          5      affairs of the corporation.  It can never be the

          6      rule, and it has never, ever been the rule, that

          7      where a disparate and disconnected group of

          8      shareholders have the potential to control the

          9      corporation that they are deemed to have a fiduciary

         10      duty to the other members.

         11               There must be more evidence that exists in

         12      the record, which is merely that a legally organized

         13      and operated corporation, acting in accordance with

         14      its bylaws and charter, has made decisions.  To reach

         15      a conclusion other than the one that I have would

         16      result in the courts becoming inherently involved in

         17      almost all corporate decision-making whenever a

         18      majority of block of shareholders vote in a certain

         19      pattern, regardless of the weighted vote contained in

         20      the bylaws or charter or the unconnected or disparate

         21      interest those shareholders have.

         22               Indeed, if I were to so hold every decision

         23      of the Chicago Board of Trade from this point on,

         24      maintained under its current structure, would require

          1      the imposition of fiduciary duties on each and every

          2      member to determine and thus the court would have to

          3      conduct a fairness test on almost every decision that

          4      would affect members rights, which is not the role of

          5      the court.

          6               There is no evidence that other than elected

          7      chairmen, a portion of the board of directors, the

          8      shareholders had any part in the allocation process.

          9      Independent directors chose financial advisors who

         10      made recommendations and considered other proposals.

         11      If the board or any of its members have breached

         12      their duties to the plaintiff, certainly the

         13      plaintiffs have had a sufficient access to the

         14      decision-making process, the allocation system, to

         15      make any claim that they may have, and I make no

         16      comment on the efficacy of any such claim, but these

         17      full members should not be held to answer any further

         18      for the actions of people over whom there is no

         19      evidence that they have actually controlled or

         20      impliedly controlled by any inference from any of the

         21      records.

         22               There is no question of material fact.  It

         23      is apparent to me that as a result there is no doubt,

         24      there's absolutely no doubt in my mind that the full

          1      members who coincidentally have a majority number of

          2      votes in the board structure that is legal have

          3      exercised any domination or control over the affairs

          4      of the Chicago Board of Trade since 1977 when the

          5      first members, other than full members, were allowed.

          6               Therefore, for those reasons I've stated,

          7      summary judgment is entered in favor of the defendant

          8      class, represented by Frank L. Sims and others, and

          9      against the plaintiff class, represented by Timothy

         10      Feldheim, and others.  The class representatives

         11      shall cause a copy of this order to be mailed at

         12      their own expense to each member of the class they

         13      represent.  This order terminates this case.

         14               Court's in recess.

         15                        (Which were all the

         16                         proceedings had in the

         17                         above-entitled matter, at the

         18                         time and place aforesaid.)

         19

         20

         21

         22

          1      STATE OF ILLINOIS    )
                                      )  SS:
          2      COUNTY OF C O O K    )

          3               MARGARET M. KRUSE, being first duly sworn on

          4      oath says that she is a court reporter doing business

          5      in the City of Chicago; that she reported in

          6      shorthand the proceedings given at the taking of said

          7      hearing and that the foregoing is a true and correct

          8      transcript of her shorthand notes so taken as

          9      aforesaid and contains all the proceedings given at

         10      said hearing.

         11

         12

         13                                                  _
                                 Margaret M. Kruse, CSR, RPR
         14
                 SUBSCRIBED AND SWORN TO
         15      before me this 8th day
                 of August, A.D., 2002.
         16
                                           _
         17            Notary Public

         18

         19

         20

         21

         22

         23

         24


While CBOT Holdings, Inc. ("CBOT Holdings") has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. ("CBOT"), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
                                  *  *  *  *